UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GOLDEN STAR RESOURCES LTD.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

38119T807
(CUSIP Number)

January 1, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G
CUSIP No. 38119T807		Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS
CPMG, INC.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, CO

SCHEDULE 13G

CUSIP No. 38119T807		Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Golden Star Resources Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, Canada

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	CPMG, Inc. (“CPMG”); and

ii)	R. Kent McGaughy, Jr. (“Mr. McGaughy”)

This statement relates to the Shares (as defined herein) held for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership, and Silver Teal, LP, a Texas limited partnership. As of December 31, 2020, CPMG serves as investment manager to Condire Resource Master Partnership, LP and Silver Teal, LP. Mr. McGaughy is the sole shareholder and director of CPMG. This voluntary statement is being filed due to the transition from CPMG serving as investment manager to Condire Resource Master Partnership, LP and Silver Teal, LP to Condire Management, LP serving in such capacity, as of January 1, 2021.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2000 McKinney Ave, Suite 2125, Dallas, Texas 75201

Item 2(c).	Citizenship:

i)	CPMG is a Texas corporation; and

ii)	Mr. McGaughy is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

38119T807

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

SCHEDULE 13G
Page 5 of 8 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of January 1, 2021, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

As of January 1, 2021, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, Inc.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

By:	/s/ R. Kent McGaughy, Jr.

February 17, 2021

SCHEDULE 13G
Page 7 of 8 Pages

EXHIBIT INDEX
Ex.		Page No.

A	Joint Filing Agreement	9

SCHEDULE 13G

Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Golden Star Resources Ltd. dated as of February 17, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CPMG, Inc.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

By:	/s/ R. Kent McGaughy, Jr.

February 17, 2021